CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	SEPT. 30, 2012
Earnings from continuing operations	$57,783		$121,873		$145,151
Income taxes	19,740		54,748		62,222
Earnings from continuing operations before income taxes	$77,523		$176,621		$207,373
Fixed charges:
Interest	$21,931		$60,612		$83,516
Amortization of debt expense, premium, net	675		2,107		2,694
Portion of rentals representative of an interest factor	126		368		498
Interest of capitalized lease	399		1,230		1,662
Total fixed charges	$23,131		$64,317		$88,370
Earnings from continuing operations before income taxes	$77,523		$176,621		$207,373
Plus: total fixed charges from above	23,131		64,317		88,370
Earnings from continuing operations before income taxes and fixed charges	$100,654		$240,938		$295,743
Ratio of earnings to fixed charges	4.35	X	3.75	X	3.35	X